

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Berndt Modig
Chief Executive Officer
Pharvaris, B.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands

> **Re: Pharvaris, B.V.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2020**
> **CIK No. 0001830487**

Dear Mr. Modig:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted December 18, 2020

Prospectus Summary
Overview, page 1

1. We note your revised disclosure in response to prior comment 2. You continue to describe your potential product candidates as "potent," a "potent inhibitor," "potent antagonist" or "a potent and selective treatment for acute" HAE" on pages 1, 3, 94, 95 and elsewhere. Your disclosure continues to inappropriately indicate your conclusions regarding the efficacy of your product candidate by stating that your product candidate was observed to be potent. Please delete such references here and throughout your registration statement.

2.   We note your response to our prior comments 3, 15 and 17. Despite your revised disclosure, we continue to believe that it is not appropriate for you to compare PHA121 with icatibant where the trials were not head-to-head. In addition, statements that your early-stage product candidate is "more potent" than an FDA approved drug, such as your statement, "[PHA121 is] more potent inhibitor than icatibant" and "PHA121 was shown to be consistently 25-fold more potent at inhibiting the effects of administered bradykinin than icatibant on a molar basis," are inappropriate. Please revise your disclosure throughout your prospectus accordingly to remove such comparisons. You can discuss your Bradykinin Challenge Study as well as the fact that you believe it establishes a proof of concept; however, you should not make comparison statements that imply that your product candidate is more effective or more potent than an approved product candidate unless the results were derived from a head-to-head study.

Pipeline, page 4

3.   We note your response to our prior comment 7 and disagree with your reasons for continuing to show that you have completed Phase 1 for PHVS416 in your pipeline table given your disclosure elsewhere that you have ongoing Phase 1 studies. The table should depict your material product candidates and their current stage of development. You may include a narrative discussion regarding the fact that you anticipate beginning a Phase 2 study prior to the completion of your ongoing Phase 1 studies.

Business, page 88

4.   We note your MD&A disclosure that "[i]n 2019, a milestone payment of €300,000 was paid to a third-party upon commencement of Phase 1 development." In your Business section please disclose the material terms of your material agreements, such as the name of the third party, potential aggregate milestone payments, expiration term and termination provisions related to this agreement. In addition, please file the agreement as an exhibit or tell us why you believe such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

PHA121
Overview, page 100

5.   We note your revised graphic on page 101 as well as the inclusion of a legend. However, please include narrative disclosure to explain the graphic on page 101.

 You may contact Julie Sherman at 202-551-3640 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Sophia Hudson, Esq.